UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-5231

McDonald’s Ventures 401(k) Plan
(Exact name of registrant as specified in its charter)
McDonald’s Plaza Oak Brook, Illinois 60523 (630) 623-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in McDonald’s Ventures 401(k) Plan
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [x]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [x]

 Approximate number of holders of record as of the certification or notice date: 0*

* On December 17, 2007, the assets of the McDonald’s Ventures 401(k) Plan (the "Plan") were merged with and into the McDonald’s Corporation Profit Sharing and Savings Plan, and the Plan ceased to exist as a separate plan.  As a result, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Therefore, this Form 15 has been filed to suspend the Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chair of the Administrative Committee of the McDonald’s Corporation Profit Sharing and Savings Plan (the successor to the McDonald’s Ventures 401(k) Plan) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

McDonald’s Corporation Profit Sharing and Savings Plan

Date: May 28, 2008	By: /s/ Michael D. Richard
Michael D. Richard
Chair of the Administrative Committee